January 22, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549-6010

Attn: Kevin L. Vaughn, Accounting Branch Chief

RE:	Technitrol, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2007
Filed February 26, 2008
File No. 001-05375

Dear Mr. Vaughn:

This letter will serve as a response to the comment in your letter dated January 9, 2009 regarding the above-referenced Form 10-K for the fiscal year ended December 28, 2007.

For your convenience, we have included your comment with our related response.

Form 10-K for the Fiscal Year Ended December 28, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 21

1.

We note your response to our prior comment 4. In order to further enhance an investors understanding of your impairment testing, please revise this disclosure in future filings to include a quantitative description of the significant assumptions used in your evaluation and a sensitivity analysis of those assumptions based upon reasonably likely changes to your estimates.

Response:

We will comply with your request beginning with our 2008 Form 10-K to be filed in February, 2009. We will include a quantitative description of the significant assumptions used in our evaluation and a sensitivity analysis of those assumptions based upon reasonably likely changes to our estimates.

Other

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

United States Securities and Exchange Commission

January 22, 2009

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Should the staff have any questions, please do not hesitate to contact the undersigned.

Respectively submitted,

/s/ Drew A. Moyer

Drew A. Moyer

Senior Vice President and

Chief Financial Officer

cc:   Tara Harkins, Staff Accountant, SEC

Martin James, Senior Assistant Chief Accountant, SEC